Exhibit 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

	Nine-Months
	Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Income (loss) from continuing operations, before income tax	$(187,433)	$(441,670)	$(423,367)	$(58,814)	$116,021	$123,955

Fixed charges:
Interest on short-term borrowings	2,750	4,676	32,722	120,075	188,861	39,383
Interest on long-term debt	131,814	231,615	240,040	218,126	65,542	169,718
Preferred dividends	10,000	10,555	—	—	—	—

Combined fixed charges, excluding interest on deposits	141,814	246,846	272,762	338,201	254,403	209,101
Interest on deposits	123,677	241,507	282,710	357,430	331,516	253,292

Combined fixed charges, including interest on deposits	$265,491	$488,353	$555,472	$695,631	$585,919	$462,393

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	(1)	(1)	(1)	(1)	1.46	1.59
Including interest on deposits	(1)	(1)	(1)	(1)	1.20	1.27

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $441.7 million, $423.4 million and $58.8 million for the years ended December 31, 2009, 2008 and 2007, respectively, and $187.4 million for the nine month period ended September 30, 2010.
     We did not pay preferred stock dividends 2005 through 2008. Payments of $10.0 million were made on our Series C preferred stock during the nine months ended September 30, 2010, payments of $10.6 million were made on our Series C preferred stock during 2009.
     For the purpose of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes and extraordinary items plus fixed charges. “Fixed charges” consist of interest on short-term and long-term debt and where indicated, interest on deposits. For the nine months ended September 30, 2009, fixed charges also includes preferred stock dividends. We did not pay any preferred stock dividends prior to 2009. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.